UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                          Brookdale Senior Living Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   112463 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   | |  Rule 13d-1(b)

                   | |  Rule 13d-1(c)

                   |X|  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------------------------------------------------
CUSIP No. 112463 10 4                                                         Page 2 of 12 Pages
-----------------------------------------------------------------------------------------------------------------
--------- -------------------------------------------------------------------------------------------------------
1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
          Health Partners

--------- -------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                   (a) [ ]
                                                                                                   (b) [X]
--------- -------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------
4.        Citizenship or Place of Organization
          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------
NUMBER OF                                    5.      Sole Voting Power
SHARES                                               -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH:
                                             ------- ------------------------------------------------------------
                                             6.      Shared Voting Power
                                                     -7,844,625-

                                             ------- ------------------------------------------------------------
                                             7.      Sole Dispositive Power
                                                     -0-

                                             ------- ------------------------------------------------------------
                                             8.      Shared Dispositive Power
                                                     -7,844,625-

--------- -------------------------------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person
          -7,844,625-

--------- -------------------------------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                                                    [ ]
--------- -------------------------------------------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9)
          11.8% (based on 66,560,800 shares of common stock outstanding as of November 28, 2005)

--------- -------------------------------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)
          PN

--------- -------------------------------------------------------------------------------------------------------




                                       2

-----------------------------------------------------------------------------------------------------------------
CUSIP No. 112463 10 4                                                         Page 3 of 12 Pages
-----------------------------------------------------------------------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------
1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
          Capital Z Financial Services Fund II, L.P.

--------- -------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                   (a) [ ]
                                                                                                   (b) [X]
--------- -------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------
4.        Citizenship or Place of Organization
          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------
NUMBER OF                                    5.      Sole Voting Power
SHARES                                               -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH:
                                             ------- ------------------------------------------------------------
                                             6.      Shared Voting Power
                                                     -7,844,625-*

                                             ------- ------------------------------------------------------------
                                             7.      Sole Dispositive Power
                                                     -0-

                                             ------- ------------------------------------------------------------
                                             8.      Shared Dispositive Power
                                                     -7,844,625-*

--------- -------------------------------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person
          -7,844,625-

--------- -------------------------------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                                                    [ ]
--------- -------------------------------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)
          11.8% (based on 66,560,800 shares of common stock outstanding as of November 28, 2005)

--------- -------------------------------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)
          PN

--------- -------------------------------------------------------------------------------------------------------

* Solely in its capacity as the general partner of Health Partners.




                                       3

-----------------------------------------------------------------------------------------------------------------
CUSIP No. 112463 10 4                                                         Page 4 of 12 Pages
-----------------------------------------------------------------------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------
1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
          Capital Z Partners, L.P.

--------- -------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                   (a) [ ]
                                                                                                   (b) [X]
--------- -------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------
4.        Citizenship or Place of Organization
          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------
NUMBER OF                                    5.      Sole Voting Power
SHARES                                               -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH:
                                             ------- ------------------------------------------------------------
                                             6.      Shared Voting Power
                                                     -7,844,625-*

                                             ------- ------------------------------------------------------------
                                             7.      Sole Dispositive Power
                                                     -0-

                                             ------- ------------------------------------------------------------
                                             8.      Shared Dispositive Power
                                                     -7,844,625-*

--------- -------------------------------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person
          -7,844,625-

--------- -------------------------------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                                                    [ ]
--------- -------------------------------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)
          11.8% (based on 66,560,800 shares of common stock outstanding as of November 28, 2005)

--------- -------------------------------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)
          PN

--------- -------------------------------------------------------------------------------------------------------

* Solely in its capacity as the sole general partner of Capital Z Financial
  Services Fund II, L.P.



                                       4

-----------------------------------------------------------------------------------------------------------------
CUSIP No. 112463 10 4                                                         Page 5 of 12 Pages
-----------------------------------------------------------------------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------
1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
          Capital Z Partners, Ltd.

--------- -------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                   (a) [ ]
                                                                                                   (b) [X]
--------- -------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------
4.        Citizenship or Place of Organization
          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------
NUMBER OF                                    5.      Sole Voting Power
SHARES                                               -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH:
                                             ------- ------------------------------------------------------------
                                             6.      Shared Voting Power
                                                     -7,844,625-*

                                             ------- ------------------------------------------------------------
                                             7.      Sole Dispositive Power
                                                     -0-

                                             ------- ------------------------------------------------------------
                                             8.      Shared Dispositive Power
                                                     -7,844,625-*

--------- -------------------------------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person
          -7,844,625-

--------- -------------------------------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                                                    [ ]
--------- -------------------------------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)
          11.8% (based on 66,560,800 shares of common stock outstanding as of November 28, 2005)

--------- -------------------------------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)
          OO

--------- -------------------------------------------------------------------------------------------------------

* Solely in its capacity as the sole general partner of Capital Z Partners, L.P.


ITEM 1.

         (A)      NAME OF ISSUER:

         Brookdale Senior Living Inc. (the "Issuer")

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         330 North Wabash
         Suite 1400
         Chicago, Illinois 60611

ITEM 2.

         (A)      NAME OF PERSON FILING:

                  This schedule is being jointly filed by Health Partners, a Bermuda general partnership ("Health Partners"); Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"); Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."); and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") pursuant to a joint filing agreement attached hereto as
         Exhibit 1. Health Partners, Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. are collectively referred to herein as the "Reporting Persons."

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                  The address of the business office of each of the Reporting Persons is 54 Thompson Street, New York, New York 10012.

         (C)      CITIZENSHIP:

                  Health Partners is a Bermuda general partnership. Each of Capital Z Fund II and Capital Z L.P. are Bermuda limited partnerships. Capital Z Ltd. is a Bermuda corporation.

         (D)      TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.01 per share (the "Common Stock")

         (E)      CUSIP NUMBER:

                  112463 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)   [ ]    Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

         (b)   [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)   [ ]    Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)   [ ]    Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [ ]    An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).

         (f)   [ ]    An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F).

         (g)   [ ]    A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G).

         (h)   [ ]    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)   [ ]    A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)   [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

                  The percentages used in this Item 4 are calculated based upon 66,560,800 shares of Common Stock issued and outstanding as of November 28, 2005 as reported in the Issuer's final prospectus, filed pursuant to Rule 424(b)(1), dated November 21, 2005, and including the 1,660,800 shares of Common Stock issued pursuant to the option granted by the Issuer to the underwriters to purchase additional shares to cover over-allotments.

         A. Health Partners

            (a) Amount beneficially owned: -7,844,625-
            (b) Percent of class: 11.8%
            (c) (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: -7,844,625-
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                      -7,844,625-

         B. Capital Z Financial Services Fund II, L.P.

            (a) Amount beneficially owned: -7,844,625-
            (b) Percent of class: 11.8%
            (c) (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: -7,844,625-

                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                      -7,844,625-

         C. Capital Z Partners, L.P.

            (a) Amount beneficially owned: -7,844,625-
            (b) Percent of class: 11.8%
            (c) (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: -7,844,625-
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                      -7,844,625-

         D. Capital Z Partners, Ltd.

            (a) Amount beneficially owned: -7,844,625-
            (b) Percent of class: 11.8%
            (c) (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: -7,844,625-
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                      -7,844,625-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         In connection with the closing of the initial public offering of the Issuer, Health Partners entered into a Stockholders Agreement with Fortress Brookdale Acquisition LLC ("FBA"), Fortress Investment Trust II ("FIT II") and FIT-ALT Investor LLC ("FIT-ALT"), dated as of November 28, 2005 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, Health Partners and its affiliates and permitted transferees (collectively, the "HP Stockholders") and each of FBA, FIT II, FIT-ALT and their respective affiliates and permitted transferees (collectively, the "Fortress Stockholders") has agreed to vote or cause to be voted all of the Common Stock beneficially owned by each and to take all other reasonably necessary action so as to elect to the Issuer's board of directors the following:

    o so long as the HP Stockholders beneficially own more than 5% of the voting power of the Company, one director designated by Health Partners; and

    o so long as the Fortress Stockholders beneficially own (i) more than 50% of the voting power of the Issuer, four directors designated by FIG Advisors LLC ("FIGA"), or such other party designated by Fortress; (ii) between 25% and 50% of the voting power of the Issuer, three directors designated by FIGA; (iii) between 10% and 25% of the voting power of the Issuer, two directors designated by FIGA; and (iv) between 5% and 10% of the voting power of the Issuer, one director designated by FIGA.

         The Reporting Persons disclaim membership of a "group" with the Fortress Stockholders and disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Fortress Stockholders. As of November 28, 2005, the Fortress Stockholders beneficially owned 43,407,000 shares of Common Stock.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                            HEALTH PARTNERS

                            By: Capital Z Financial Services Fund II, L.P.,
                                its General Partner

                            By: Capital Z Partners, L.P., its General Partner

                            By: Capital Z Partners, Ltd., its General Partner

                            By: /s/ Craig Fisher
                                -----------------------------------------------
                                General Counsel



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                            CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                            By: Capital Z Partners, L.P., its General Partner

                            By: Capital Z Partners, Ltd., its General Partner

                            By: /s/ Craig Fisher
                                -----------------------------------------------
                                General Counsel

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                            CAPITAL Z PARTNERS, L.P.

                            By: Capital Z Partners, Ltd., its General Partner

                            By: /s/ Craig Fisher
                                -----------------------------------------------
                                General Counsel




                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                            CAPITAL Z PARTNERS, LTD.

                            By: /s/ Craig Fisher
                                -----------------------------------------------
                                General Counsel

                                  EXHIBIT INDEX

Exhibit Number    Exhibit
--------------    --------------------------------------------------------------

1 Joint Filing Agreement dated February 14, 2006, by and between Health Partners, Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P. and Capital Z Partners, Ltd.